June 19, 2014
Via E-mail and EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:    John P. Nolan, Senior Assistant Chief Accountant
Benjamin Phippen, Staff Accountant
Division of Corporate Finance

Re:    Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 000-26489

Dear Mr. Nolan:
We refer to your letter dated June 11, 2014 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2013 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding our response thereto. The Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Results of Operations, page 52
1. We note that your net reversal of the portfolio allowance was $12.2 million and $4.2 million for the years ended December 31, 2013 and 2012 compared to a net portfolio provision of $10.8 million for the year ended December 31, 2011. However, you do not include a substantive qualitative discussion as to why there was such a significant change in impairment charges, including the impact of internal or external factors, performance of specific pools, when during the year reversals / charges were taken and why. Please provide us with this information and expand your discussion in future filings to address these items as well as any related trends in this area.

Response:
For the year ended December 31, 2013, we recorded net allowance charge reversals of $12.2 million, which primarily included a net allowance charge reversal of $9.9 million related to zero basis portfolios (“ZBA”) and $2.0 million related to our 2007 pool groups. For the year ended December 31, 2012, we recorded a net allowance charge reversal of $4.2 million, $3.7 million of which related to ZBA pool groups and $4.6 million of which related to our 2005 and 2008 pool groups, offset by a net allowance charge of $4.2 million on our 2006 pool groups. For the year ended December 31, 2011, we recorded a net allowance charge of $10.8 million, $16.2 million of which related to pool groups purchased between 2006 and 2008, offset by a net allowance charge reversal of $4.4 million related to ZBA pool groups.
ZBA pool groups represent pool groups where the basis has been reduced to zero either through full amortization or through valuation allowances. A ZBA allowance charge reversal occurs when we receive collections after the pool becomes ZBA which is typically after our expected recovery period. Collections on ZBA pool groups where a valuation allowance remains must first be recorded as an allowance reversal until the allowance for that pool group is zero. Once, and if, the entire valuation allowance is reversed, additional collections will be recognized as revenue.
We incur allowance charges when actual cash flows from our receivable portfolios underperform compared to our expectations. Factors that may contribute to underperformance and to the recording of valuation allowances may include both internal as well as external factors. External factors that may have an impact on our collections include new laws or regulations, new interpretations of existing laws or regulations, and the overall condition of the economy. Internal factors that may have an impact on our collections include operational activities such as the productivity of our collection staff.
As we have continued to refine and develop our valuation methodologies our estimates have become more accurate resulting in no allowance charges on any portfolio acquired since our Q-3 2008 pool group.
The net allowance charge reversals during the years ended December 31, 2013, 2012 and 2011 increased primarily due to increased collections on our ZBA portfolios as a result of an improving economy in addition to operational improvements which allowed us to assist our customers to repay their obligations. Additionally, our refined valuation methodologies have limited the amount of valuation charges necessary during recent periods.
The allowance charges and reversals recorded by vintage by period have been presented in tabular format in our Management Discussion and Analysis in each of our quarterly filings, and we believe this provides investors with information as to when, during the course of the year, reversals or charges were taken. Our Form 10-K summarizes such information on an annual basis.

We will expand the disclosure in future filings to include an explanation when there is a significant change in allowance charges or reversals.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Receivables Secured by Property Tax Liens, Net, Page F-11

2. Please expand your disclosure to include the general time it takes to collect these receivables along with a discussion, or tables, detailing the aging of these receivables along with the amount of tax lien receivables on accrual versus non-accrual basis at each period end.
Response:
Prior to our 2013 Form 10-K, we disclosed an aging of these receivables. However, we did not include that information in our 2013 Form 10-K because we concluded that the age of the receivable does not affect the collectability or timing of the receivable. We have experienced no losses and minimal foreclosures on our receivables secured by property tax liens. Based on the fact that the tax liens that collateralize the receivables are in a priority position over most other liens on the properties, and the lien to value ratios rarely exceed 25%, we do not anticipate future losses and accrue interest on all receivables secured by property taxes. If there is doubt about the ultimate collection of the accrued interest on a specific portfolio, it would be placed on non-accrual and, at that time, all accrued interest would be reversed. No receivables secured by property tax liens have been placed on a non-accrual basis.
We will expand the disclosure in future filings to note that no tax lien receivables have been placed on non-accrual status and that the typical redemption curve is 84 months.

Financial instruments not required to be carried at fair value
Investments in Receivable Portfolios, page F-20
3. We note your disclosure on page F-20 describing your methodology to compute the fair value of the investment in receivable portfolios and your disclosure that using this method, the fair value of the investment in receivables portfolio approximates book value as of December 31, 2013 and 2012. We also note your disclosure that the carrying value of the investment receivable portfolios was $1.6 billion and $873.1 million as of December 31, 2013 and 2012, respectively. In your December 31, 2012 Form 10-K, you disclosed that the fair value of the investment in receivables portfolios was $1.3 billion and $1.0 billion as of December 31, 2012 and 2011, respectively, compared to a carrying value of $873.1 million and $716.5 million. In order to better understand the difference in fair value as disclosed in your 2013 10-K versus your 2012 10-K, and your determination that the fair value now approximates book value, which was not the case in prior years, please explain the underlying reasons and any significant changes to your methodology or related inputs that resulted in this change. In addition, please enhance your disclosure in future filings accordingly.
Response:
The change in the estimated fair value of our investment in receivable portfolios as of December 31, 2012 in our 2012 10-K and 2013 10-K was due to a change in the inputs in calculating their fair value.
We compute the fair value of our investment in receivable portfolios by discounting the estimated future net cash flows of our portfolios. The key inputs include the estimated future gross cash flow, average cost to collect, and discount rate. These inputs represent our best estimate that, in our opinion, a market participant might use in valuing our portfolios.
While we are able to reasonably estimate the amount and timing of gross future cash flows from our receivable portfolios using our proprietary forecasting model, it has been challenging to determine the appropriate cost to collect and discount rate that best represent the inputs a market participant might use when pricing such an asset. This is attributable to several factors, including the assumed buyer’s cost structure, its determination of whether to include fixed costs in its valuation, its collection strategies, and significant judgment involved in determining weighted average cost of capital.
During 2013, we completed several business combinations, including our merger with Asset Acceptance Capital Corp. and our acquisition of a controlling interest in Janus Holdings. We retained a valuation firm that assisted us in determining the fair values of assets acquired and liabilities assumed in connection with these business combinations. With the assistance of the independent valuation firm, we obtained additional data in the debt purchasing and recovery industry and performed comprehensive valuation analyses. In previous years, we had limited market data, and therefore the inputs were primarily driven by internal data. The additional information obtained resulted in increases to the cost to collect and discount rate inputs. In our opinion, the updated data better represent the inputs a market participant might use in valuing portfolios than the inputs used previously. Therefore, we recalculated the fair value of our investment in receivable portfolios as of December 31, 2012 using the updated inputs, which resulted in an updated fair value of approximately $0.9 billion, as compared to the original fair value of $1.3 billion that was reported in our 2012 Form 10-K. The revised fair value approximated the carrying value of the receivable portfolios.
We will expand the disclosure in future filings to include an explanation when there is a material change in our estimates.

Sincerely,
/s/ Paul Grinberg
Paul Grinberg
Executive Vice President
Chief Financial Officer